Exhibit (a)(3)

                                                                                STOCK OPTION CANCELLATION AGREEMENT

If you wish to exercise your cash election right described in the Notice Letter dated October 16, 2007 and in the Additional Information Regarding the Cash Election, please complete, sign and return this Stock Option Cancellation Agreement along with the attached Optionee Statement (with all or some Grant Dates checked) in the enclosed return envelope, or by mail or courier, to Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 17111.  To be effective, this form must be received by Community before 5:00 p.m., Harrisburg, Pennsylvania time, on November 14, 2007.  If you do not wish to exercise your cash election right, you do not need to return this form.

To calculate an estimated cash value, using your Optionee Statement, do the following:

(1)  For each Grant Date on your Optionee Statement, multiply your number of outstanding options by $34.00.  (Disregard the column designated “Granted or Transferred To” as well as the column designated “Exercisable.” All outstanding options, even those that are not yet vested, are included in the cash election right.

(2)  For each Grant Date on your Optionee Statement, multiply the outstanding options by the associated Grant Price.

(3)  Subtract the number calculated in (2) above from the number calculated in (1) above in order to arrive at your cash value for each Grant Date.

You must perform this calculation separately for each Grant Date and add the estimated cash values for each Grant Date together because the Grant Price differs for each Grant Date.

AGREEMENT

By signing and returning this Stock Option Cancellation Agreement, along with the attached Optionee Statement (with all or some Grant Dates checked), you hereby acknowledge and agree to the following, intending to be legally bound:
    1.                   I hereby elect to exercise my cash election right as described in the letter to Community option holders dated October 16, 2007 from Community (and the accompanying materials) with respect to the options to purchase shares of common stock of Community, par value $5.00 per share, which have been granted to me pursuant to Community’s stock option plans on the Grant Date(s) checked on the attached Optionee Statement.  I understand that signing and returning this form, along with the attached Optionee Statement, is my agreement to the terms and conditions specified in those documents and authorizes the cancellation of all such selected options in exchange for cash, if the exercise price of the option is less than or equal to $34.00. I understand that if I exercise my cash election right for certain options and the exercise price for those particular options exceeds $34.00, the election with respect to those particular options will not be recognized, and those options will be converted into Susquehanna options notwithstanding my election.
    2.                    I acknowledge that Community has advised me to consult with my own legal, financial and accounting advisors as to the consequences of making, or not making, this cash election.  I agree that, with respect to all options granted to me for which the cash election is made and accepted, payment in connection with the cancellation of such options will automatically terminate my option agreement with respect to such options.

    3.                   I hereby represent and warrant that I have full right, power and authority to make the cash election with respect to my outstanding Community options and that those options are free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other restrictions or obligations relating to the sale or transfer thereof, and the same are not subject to any adverse claims.  By signing this election form, I agree upon request to execute and deliver any additional documents or instruments deemed by Community to be necessary or desirable to complete the cancellation of my options.

    4.                   Please insert a check mark next to the Grant Date(s) on the attached Optionee Statement to indicate the Community option grant(s) for which you would like to accept the cash election right.  By checking the respective Grant Date(s) on the attached Optionee Statement, I hereby accept my cash election right with respect to all of my outstanding Community options granted on the Grant Date(s) checked.

    5.                   I agree that the method of delivery of this Stock Option Cancellation Agreement and accompanying Optionee Statement is at my option and risk and that the delivery will be deemed made only when actually received by Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 17111.  I acknowledge that sufficient time must be allowed to ensure timely delivery.

    6.                   I agree that all questions as to the validity, form and eligibility of any election to accept the cash election right shall be determined by Community, and such determination shall be final and binding.

                                                                                    Date:

Signature of Option Holder

Please sign exactly as your name appears on the attached Optionee Statement evidencing your Community options.

Name:
                            (Please Print)

Address:

                            (Zip/Postal Code)

Area Code and Telephone Number:

Tax Identification or Social Security Number:

Please specify the percent you wish withheld from the cash amount due you.  If you do not specify a percent, 25% of the cash amount will be withheld for federal taxes.  Please note that you may be subject to a penalty by the Internal Revenue Service if you do not pay sufficient tax through withholdings or estimated payments.

_____________ % to be  withheld